EXHIBIT 12.1

IKON OFFICE SOLUTIONS, INC.
RATIO OF EARNINGS TO FIXED CHARGES
(dollars in thousands)

	Fiscal Year Ended September 30

	2001		2000		1999		1998		1997

Earnings
Income (loss) from continuing operations	$14,005		$25,960		$33,836		$(83,050)		$122,362
Add:
Provision for income taxes	53,791		55,873		45,555		8,863		90,751
Fixed charges	287,383		272,439		230,375		228,365		192,021

Earnings, as adjusted (A)	355,179		354,272		309,766		154,178		405,134

Fixed charges
Other interest expense including interest on capital leases	246,892		237,521		197,901		199,816		146,117
Estimated interest component of rental expense	40,491		34,918		32,474		28,549		27,203
Prepayment penalties on early extiguishment of debt	-		-		-		-		18,701

Total fixed charges (B)	$287,383		$272,439		$230,375		$228,365		$192,021

Ratio of earnings to fixed charges
(A) divided by (B)	1.2	(1)	1.3	(2)	1.3	(3)	0.7	(4)	2.1	(5)

(1)	Excluding the effect of restructuring and asset impairment charges, reserve adjustments related primarily to the Company’s exit of telephony operations, gain from discontinued operations and a tax reserve adjustment related to the Company’s use of leveraged corporate owned life insurance program, the ratio of earnings to fixed charges for the fiscal year ended September 31, 2001 is 1.5.

(2)	Excluding the effect of the gain on sale of investment, extraordinary gain from the early extinguishment of debt, shareholder litigation insurance proceeds, restructuring and asset impairment charge, and benefit from discontinued operations, the ratio of earnings to fixed charges for the fiscal year ended September 30, 2000 is 1.6.

(3)	Excluding the effect of the asset securitization gain and the shareholder litigation settlement charge, the ratio of earnings to fixed charges for the fiscal year ended September 30, 1999 is 1.7.

(4)	Excluding the effect of transformation costs and the loss from asset impairment, the ratio of earnings to fixed charges for the fiscal year ended September 30, 1998 is 1.1.

(5)	Excluding the effect of transformation costs, the ratio of earnings to fixed charges for the fiscal year ended September 30, 1997 is 2.8.